INmune Bio Inc.

225 NE Mizner Blvd., Suite 640

Boca Raton, Florida 33432

(858)-964-3720

August 5, 2024

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Re: INmune Bio Inc. Registration Statement on Form S-3 File No. 333-279036

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned respectfully requests that the effective date for the Registration Statement referred to above be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time on August 7, 2024, or as soon thereafter as practicable.

Please contact Christian Lichtenberger, Esq. of Sichenzia Ross Ference Carmel LLP at (646)-810-0591, as soon as the Registration Statement has been declared effective, or if you have any other questions or concerns regarding this matter.

Very truly yours,

INMUNE BIO INC.

By:	/s/ David Moss
David Moss
Chief Financial Officer